UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 29, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CorVel Corporation
File No. 0-19291- CF#20525

_____

CorVel Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an exhibit to a Form 10-K/A filed on July 6, 2007.

Based on representations by CorVel Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

Exhibit 10.15   through May 26, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Suzanne Hayes
Branch Chief